Exhibit 99.2

CYBERARK SOFTWARE LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 27, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Donna Rahav, Josh Siegel and Dafna Achiam Tal, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of CyberArk Software Ltd. (the "Company") that the undersigned is/are entitled to vote at the close of business on May 19, 2017, at the Annual General Meeting of Shareholders (the "Meeting"), to be held at the executive offices of the Company, 94 Em-Ha'moshavot Road, Petach Tikva 4970602, Israel, on June 27, 2017 at 4:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the "Proxy Statement") relating to the Meeting.

The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted "FOR" with respect to each of the Proposals, and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CYBERARK SOFTWARE LTD.

June 27, 2017

Please mark, sign, date and
mail your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
1a.
To re-elect Ron Gutler for a term of approximately three years as a Class III director of the Company, until the Company's annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified.
				☐	☐	☐
				FOR	AGAINST	ABSTAIN
1b.
To re-elect Kim Perdikou for a term of approximately three years as a Class III director of the Company, until the Company's annual general meeting of shareholders in 2020 and until her successor is duly elected and qualified.
				☐	☐	☐
				FOR	AGAINST	ABSTAIN
1c.
To re-elect Gadi Tirosh for a term of approximately two years as a Class II director of the Company, until the Company's annual general meeting of shareholders in 2019 and until his successor is duly elected and qualified.
				☐	☐	☐
				FOR	AGAINST	ABSTAIN
2.
To approve a grant for 2017 of (i) options to purchase ordinary shares of the Company, (ii) restricted share units, and (iii) performance share units to the Company's Chairman and Chief Executive Officer, Ehud (Udi) Mokady.
				☐	☐	☐
				FOR	AGAINST	ABSTAIN
		3.	To approve an amendment to the equity compensation arrangements provided to the Company's newly appointed non-executive directors to enable the Company to reduce the scope of their equity awards.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		4.	To approve certain revisions to the Company's liability insurance coverage in favor of the Company's directors, Chief Executive Officer and other officers.	☐	☐	☐
			Are you an Interested Party (as such term is defined in the Proxy Statement) with respect to this Proposal 4?	YES	NO
				☐	☐

As explained in the Proxy tatement, the Company expects the vast majority of its shareholders to mark "No" to this question, as it believes that none of its shareholders should be an Interested Party with respect to this matter, except for its directors, officers and their relatives, or a controlling shareholder (if any).

If you mark "Yes" or leave this question blank on the proxy (or in your electronic submission), your vote will NOT be counted for purposes of the Special Majority (as such term is defined in the Proxy Statement) and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you are an Interested Party with respect to this Proposal 4.

For additional information, see the caption titled "Vote Required for Approval of Each of the Proposals" in the Proxy Statement.
				FOR	AGAINST	ABSTAIN
		5.	To approve an amendment to the articles of association of the Company, which would decrease the maximum number of directors on the Company's board of directors, or Board, from eleven to nine.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	6.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2017 and until the Company's 2018 annual general meeting of shareholders, and to authorize the Company's Board to fix such accounting firm's annual compensation.
				☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.